SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

CKX, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12562M106
(CUSIP NUMBER)

With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
c/o CKX, Inc.	1177 Avenue of the Americas
650 Madison Avenue, 16th Floor	New York, New York 10036
New York, New York 10022	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 838-3100	Tel. No.: (212) 715-9100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12562M106	13D
1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,226,919
	8	SHARED VOTING POWER 3,556,392 (1)
	9	SOLE DISPOSITIVE POWER 16,226,919
	10	SHARED DISPOSITIVE POWER 3,556,392 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,783,311 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3 % of Common Stock (3)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse and (ii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Sillerman through a trust for the benefit of Sillerman’s descendants.

(2) Includes (i) 15,626,919 shares of Common Stock owned of record by Sillerman which shares have been pledged, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Sillerman, (ii) 1,000,000 shares of Common Stock owned of record by Laura Sillerman and (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Sillerman through a trust for the benefit of Sillerman’s descendants.  In addition, this also includes 50,000 shares of Common Stock subject to vested options and 550,000 shares of Common Stock subject to options which vest on a termination without cause.

(3) Based on 93,065,044 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2010.

CUSIP No. 12562M106	13D
1	NAME OF REPORTING PERSONS SILLERMAN CAPITAL HOLDINGS, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,566,392
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,566,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,566,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% of Common Stock (1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 93,065,044 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2010.

Introductory Note:

This Amendment No. 12 (this “Statement”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company,” “CKX” or “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”) and Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (the “Parent”), and the Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”) on July 23, 2007 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, Parent and Tomorrow on November 20, 2007 (“Amendment No. 5”), Amendment No. 6 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller, Parent and Tomorrow on May 30, 2008 (“Amendment No. 6”), Amendment No. 7 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller and Parent on November 6, 2008 (“Amendment No. 7”), Amendment No. 8 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller and Parent on November 28, 2008 (“Amendment No. 8”), Amendment No. 9 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on April 23, 2009 (“Amendment No. 9”), Amendment No. 10 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on October 22, 2009 (“Amendment No. 10”), and Amendment No. 11 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on March 2, 2010 (“Amendment No. 11”). Sillerman and Capital Holdings are collectively herein referred to as the “Reporting Persons”. The Reporting Persons are jointly filing this Statement. Unless specifically amended hereby, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 shall remain unchanged.

Item 2.	Identity and Background

Item 2 of Amendment No. 11 is hereby amended and restated in its entirety to read as follows:

(a) This statement is being filed jointly by the Reporting Persons.  Item 2 and Item 5 to this Statement contain the name, residence or business address, present principal occupation and citizenship of each of the partners who functions as general partner of Capital Holdings and of each of the persons who controls such general partner and such information is incorporated herein by reference.

(b) Sillerman has his principal office at c/o CKX, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022.  Capital Holdings has its principal office at 157 East 70th Street, New York, New York 10021.

(c) The principal business of Sillerman is a private investor.  He is also the Chief Executive Officer and Chairman of the Board of FX Real Estate and Entertainment Inc., which has its principle executive offices at c/o CKX, Inc., 650 Madison Avenue, New York, New York 10022.  In May 2010, the Company announced Sillerman’s resignation as Chairman and Chief Executive officer of the Company and from the Company’s Board of Directors.  Sillerman understands that this event will be treated as a "Constructive Termination without Cause" for purposes of his employment agreement and has reserved his rights.  Sillerman and the Company are currently in discussions and he believes that they will agree upon mutually acceptable separation arrangements.  The principal business of Capital Holdings consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the persons who controls such general partner of Capital Holdings set forth in Item 5 of this Statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of Capital Holdings and each of the persons who controls such general partner set forth in Item 5 of this Statement, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Sillerman is a United States citizen. Capital Holdings is organized under the laws of Delaware.

Item 4.	Purpose of Transaction.

Item 4 of Amendment 11 is hereby amended and supplemented with the following information:

Sillerman is reviewing alternatives available to him regarding his holdings in the Company, including acquiring additional shares or seeking control of the Company either alone or in conjunction with a financial partner. Sillerman has made no definitive decision on whether to take any action.  There can be no assurance that Sillerman will take such action.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amendment 11 is hereby amended and supplemented with the following information:

Sillerman

(a) Sillerman beneficially owns (i) directly 15,626,919 shares of Common Stock owned of record by Sillerman and pledged by Sillerman, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Sillerman and (ii) indirectly 3,556,392 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings and (B) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse).   In addition, this Report on Form 13D also includes 50,000 shares of Common Stock subject to vested options and 550,000 shares of Common Stock subject to options which vest on a termination without cause.  The shares of Common Stock described in this Item 5(a), in the aggregate, represent approximately 21.3% of the Common Stock of the Company based on 93,065,044 shares of Common Stock of the Company outstanding on May 6, 2010.

(b) Sillerman has sole voting power and sole dispositive power with respect to 15,626,919 shares of Common Stock owned of record by Sillerman which shares are subject to a pledge by Sillerman, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Sillerman, and has shared voting power and shared dispositive power with respect to 3,556,392 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings; and (B) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse).  In addition, this Report on Form 13D also includes 50,000 shares of Common Stock subject to vested options and 550,000 shares of Common Stock subject to options which vest on a termination without cause.

(c) On February 12, 2010, Sillerman added 1,009,388 shares of Common Stock to the existing pledge securing his previously disclosed personal loan extended by Deutsche Bank Trust Company Americas.

Capital Holdings

(a) Capital Holdings beneficially owns directly 2,556,392 shares of Common Stock, which in the aggregate represents approximately 2.7% of the Common Stock of the Issuer based on 93,065,044 shares of Common Stock outstanding on May 6, 2010.  Except as disclosed in this Item 5 as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of Capital Holdings and of each of the persons who controls each such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.

(b) Capital Holdings owns of  record 2,556,392 shares of Common Stock.  Capital Holdings is a limited partnership owned by Mr. Sillerman and a trust for the benefit of Mr. Sillerman's descendants).  The Sillerman 2006 GP Trust is the sole shareholder of Sillerman Capital Holdings, Inc., the general partner of Capital Holdings, and Sillerman is the settlor of such trust and has the power to appoint the trustee thereof. Each of Sillerman Capital Holdings, Inc. and Capital Holdings have their principal office at 157 East 70th Street, New York, New York 10021, their principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities, and they are each organized under the laws of the State of Delaware. Sillerman has his principal office at c/o CKX, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022, his principal business is as set forth in Item 2 of this Report on Form 13D, and he is a United States citizen.  Capital Holdings has shared voting power and shared dispositive power with respect to 2,556,392 shares of Common Stock. The Sillerman 2006 GP Trust is the sole shareholder of Sillerman Capital Holdings, Inc., the general partner of Capital Holdings, and Sillerman is the settlor of such trust and has the power to appoint the trustee thereof. Sillerman has his principal office at 650 Madison Avenue, 16th Floor, New York, New York 10022, his principal business is as set forth in Item 2 of this Report on Form 13(D), and he is a United States citizen.

(c) Except for as described herein and as previously described in this Item 5, no transactions in the Common Stock have been effected by the Reporting Persons during the last 60 days.

(d) To the knowledge of the Reporting Persons, only the Reporting Persons and the other persons or entities listed in response to this Item 5 and in response to Item 2 above will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 21, 2010

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.
	By:	Sillerman Capital Holdings, Inc., its general partner

	By:	/s/ Robert F.X. Sillerman
	Name:	Robert F.X. Sillerman
	Title:	President